Exhibit 99.9

EXECUTION VERSION

CDN. $1,000,000,000 (OR EQUIVALENT)

EXTENDIBLE REVOLVING - TERM CREDIT FACILITY

SEVENTH AMENDING AGREEMENT

AMONG

HARVEST OPERATIONS CORP.
(as Borrower)

AND

THE FINANCIAL AND OTHER INSTITUTIONS NAMED HEREIN
FROM TIME TO TIME IN THEIR
CAPACITIES AS LENDERS
(as Lenders)

AND

CANADIAN IMPERIAL BANK OF COMMERCE
(as Administrative Agent)

AND

CANADIAN IMPERIAL BANK OF COMMERCE
(as Sole Lead Arranger and Sole Bookrunner)

Dated as of October 18, 2013

Norton Rose Fulbright Canada LLP
Torys LLP

SEVENTH AMENDING AGREEMENT

              THIS SEVENTH AMENDING AGREEMENT is made effective as of October 18, 2013.

AMONG:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH
ARE OR HEREINAFTER BECOME LENDERS
UNDER THIS AGREEMENT
as Lenders

              WHEREAS the Borrower, the Agent and the Existing Lenders are parties to the Credit Agreement; and

              WHEREAS the parties hereto have agreed to increase the Aggregate Commitment Amount from $800,000,000 to $1,000,000,000 pursuant to Section 2.10 of the Credit Agreement.

              NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

	(a)	In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

		(i)	"Agreement" means this seventh amending agreement;

		(ii)	"Credit Agreement" means the amended and restated credit agreement made as of April 30, 2010, among the Borrower, the Lenders and the Agent, as amended prior to the date hereof;

		(iii)	"Effective Date" means the date hereof;

(iv)	"Existing Lenders" means the Lenders excluding the New Lenders; and

(v)	"New Lenders" means • and •.

(b)	All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

(c)	This Agreement is a "Document" for the purposes of the Credit Agreement.

1.2        Headings

              The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3        References

              Except where the context otherwise requires, the words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this Agreement.

ARTICLE 2
AMENDMENTS

2.1	Increase to Commitments

	(a)	The Individual Commitment Amount of each of the Lenders shall be revised as set forth in Exhibit "A" attached hereto and Schedule B of the Credit Agreement is amended accordingly.

	(b)	The Aggregate Commitment Amount is increased to $1,000,000,000.

(c)

Concurrent with the increase of an existing Individual Commitment Amount from an existing Lender or the addition of a new Individual Commitment Amount from a new Lender, such existing or new Lender, as the case may be, shall purchase from each other Lender such portion of the Obligations owing to such other Lender as is requested by the Agent (in accordance with its customary practices) to ensure that the Obligations owing to such Lender will be equal to such Lender's Rateable Portion (as determined after giving effect to the revised Individual Commitment Amounts set forth in Exhibit "A" attached hereto); provided that any such purchase of Obligations which is outstanding by way of Bankers' Acceptances or LIBOR Based Loans shall only occur on the Maturity Date(s) thereof.

2.2         Replacement of Schedule J

              Schedule J to the Credit Agreement is deleted and replaced with the new Schedule J attached hereto.

2.3	New Lenders

The Borrower, the Agent and the Existing Lenders hereby agree that from and after the date hereof each of the New Lenders is a Lender; and each of the New Lenders hereby:

(a)

agrees to assume the rights, remedies and obligations of a Lender under the Credit Agreement and other Documents and agrees that its Individual Commitment Amount on the Effective Date shall be in the amount set forth opposite its name in Schedule B to the Credit Agreement (as amended hereby);

(b)

confirms that it has received a copy of the Credit Agreement and (to the extent requested by it) the other Documents together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to assume the obligations of a Lender under and become a party to the Credit Agreement and the other Documents;

(c)

agrees that it will, independently and without reliance on the Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time continue to make its own credit decisions in taking or not taking action under the Credit Agreement and the other Documents; and

(d)

appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretions under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers and discretions as are reasonably incidental thereto.

ARTICLE 3
CONDITIONS

3.1	Conditions Precedent

This Agreement shall become effective on the Effective Date, provided that the following conditions have been met on or prior to such date (unless waived in writing by all Lenders):

(a) the receipt by the Agent, for and on behalf of the Lenders, of an executed copy of this Agreement (including the Confirmation of Guarantees attached hereto);

(b)

the representations and warranties in Article 4 of this Agreement and Article 13 of the Credit Agreement (other than Section 13.1(j)) shall be true, complete and correct on and with effect from the Effective Date;

(c)

the receipt by the Agent, (i) for and on behalf of the Lenders, of the commitment fee referred to in Section 3.2 and (ii) for and on behalf of the Sole Lead Arranger, the arrangement fee agreed to with the Sole Lead Arranger;

(d)	the receipt by the Agent of legal opinions of Borrower's Counsel and Lenders' Counsel in respect of each Harvest Party and in a form reasonably satisfactory to the Agent; and

(e)	the receipt by the Agent of the following in respect of each Harvest Party (unless otherwise specified) in a form reasonably satisfactory to the Agent:

(i)

a certificate of status, certificate of compliance, good standing or similar certificate issued by an appropriate Administrative Body of the jurisdiction of organization of such Person, to the extent such certificate is issued by an Administrative Body in such jurisdiction;

	(ii)	in respect of the Borrower, a certificate of incumbency with specimen signatures of the individuals executing this Agreement;

(iii)

in respect of each Harvest Party, a certificate from an officer of such Harvest Party attaching certified copies of (A) any amendments to its constating documents since December 16, 2011 and (B) resolutions of its governing body authorizing the execution and delivery of this Agreement or the Confirmation of Guarantees attached hereto, as applicable; and

	(iv)	in respect of the Borrower, a certificate from an officer of the Borrower confirming the accuracy of representations and warranties set forth in Sections 4.1(f), 4.1(g) and 4.1(h) of this Agreement.

3.2         Commitment Fee

              On the Effective Date, the Borrower shall pay to the Agent, for and on behalf of each applicable Lender, a commitment fee of 21 bps based on (i) the incremental increase to each existing Lender's Individual Commitment Amount or (ii) the amount of each new Lender's Individual Commitment Amount, as applicable.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1         Representations and Warranties

              The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a)	Status. The Borrower is a corporation duly amalgamated and validly existing under the laws of the Province of Alberta.

(b)	Authority. The Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement.

(c)

Valid Authorization. The Borrower has taken all necessary corporate action to authorize the creation, execution and delivery of, and performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered in accordance with such corporate action.

(d)

Validity and Enforceability. This Agreement, and the Credit Agreement as amended by this Agreement, constitute valid and legally binding obligations of the Borrower and are enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights, and to general principles of equity, including the fact that specific performance is an equitable remedy, available only in the discretion of the court.

(e)

No Violation, Breach, Conflict etc. The execution and delivery of this Agreement, and its terms (including the borrowing of the entire Aggregate Commitment Amount), does not conflict with or contravene or constitute a default or create any encumbrance under:

	(i)	the constating documents or by-laws of the Borrower or any resolutions passed by the directors of the Borrower;

	(ii)	any applicable Laws; or

	(iii)	any material agreements to which any Harvest Party is a party including, without limitation, any agreements governing any of the Senior Notes;

(f)	No Default. No Default or Event of Default has occurred or is continuing;

(g)

Bringdown of Representations. The representations and warranties in Article 13 of the Credit Agreement (other than Section 13.1(j)) are true, complete and correct on and with effect from the Effective Date; and

(h)

Required Consents Obtained. Any consents, approvals or authorizations which are required to be obtained by the Borrower or any Restricted Subsidiary in order to ensure that the increase in the Aggregate Commitment Amount effected by this Agreement is permitted by any applicable Laws or agreements have been obtained and remain in full force and effect and the Agent has been provided with copies of same.

              The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or counsel to the Agent and the Lenders. Such representations and warranties shall survive until the Credit Agreement, as amended by this Agreement, has been terminated.

ARTICLE 5
MISCELLANEOUS

5.1        Ratification

              Except as amended pursuant to the terms hereof, the Credit Agreement and all other Documents are hereby ratified and confirmed as being in full force and effect.

5.2        Whole Agreement

              The Credit Agreement, as amended by this Agreement, together with the other Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Documents.

5.3         Further Assurances

              Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

5.4         Governing Law

              The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.5        Time of the Essence

              Time shall be of the essence of this Agreement.

5.6        Counterpart Execution

              This Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or other electronic means, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

CANADIAN IMPERIAL BANK OF
COMMERCE, as Agent, Issuing Lender,
Swingline Lender and Lender

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

THE TORONTO-DOMINION BANK, as Lender

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

THE BANK OF NOVA SCOTIA, as Lender

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

HSBC BANK CANADA, as Lender

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

NATIONAL BANK OF CANADA, as Lender

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

UNION BANK, CANADA BRANCH, as Lender

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

JPMORGAN CHASE BANK, N.A., as Lender

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

BARCLAYS BANK PLC, as Lender

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

THE ROYAL BANK OF SCOTLAND
N.V., (CANADA) BRANCH, as Lender

Per:                ___________________________________________
Name:
Title:

Per:                ___________________________________________
Name:
Title:

This page is attached to and forms part of the Seventh Amending Agreement dated as of October 18, 2013 to the Amended and Restated Credit Agreement dated as of April 30, 2010, as amended prior to the date hereof, among Harvest Operations Corp., as Borrower, Canadian Imperial Bank of Commerce, as Agent, and those financial institutions which are or become Lenders.

CONFIRMATION OF GUARANTEES

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments contained in the Seventh Amending Agreement and (b) confirms and agrees that the Affiliate Guarantee and Subordination Agreement to which it is a party (and dated February 3, 2006 in the case of Breeze Resources Partnership, Hay River Partnership, Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2, October 19, 2006 in the case of North Atlantic Refining Limited and April 30, 2010 in the case of 1496965 Alberta Ltd.) is and shall remain in full force and effect in all respects notwithstanding the Agreement and the amendments therein contained and shall continue to exist and apply to all of the Harvest Lender Obligations (as defined in such Affiliate Guarantee and Subordination Agreement), including, without limitation, the Obligations of the Borrower under, pursuant to or relating to the Credit Agreement as amended by the Seventh Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Affiliate Guarantee and Subordination Agreements including, without limitation, Article 5 thereof.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Seventh Amending Agreement.

1496965 ALBERTA LTD.	NORTH ATLANTIC REFINING
LIMITED

Per: ___________________________________________	Per: ___________________________________________
Name:	Name:
Title:	Title:

1496965 ALBERTA LTD., in its capacity as	1496965 ALBERTA LTD., in its capacity as
trustee of HARVEST BREEZE TRUST NO.	trustee of HARVEST BREEZE TRUST NO.
2, in its capacity as managing partner of	2, in its capacity as managing partner of
BREEZE RESOURCES PARTNERSHIP	HAY RIVER PARTNERSHIP

Per: ___________________________________________	Per: ___________________________________________
Name:	Name:
Title:	Title:

1496965 ALBERTA LTD., in its capacity as	1496965 ALBERTA LTD., in its capacity as
trustee of HARVEST BREEZE TRUST	trustee of HARVEST BREEZE TRUST
NO. 1	NO. 2

Per: ___________________________________________	Per: ___________________________________________
Name:	Name:
Title:	Title:

EXHIBIT "A"

SCHEDULE B
TO THE HARVEST OPERATIONS CORP. AMENDED AND RESTATED
AGREEMENT DATED APRIL 30, 2010

LENDERS AND INDIVIDUAL COMMITMENT AMOUNTS

Individual
Commitment
Lender	Amount (Cdn. $)

Canadian Imperial Bank of Commerce	$ [144,000,000]

The Toronto-Dominion Bank	$ [116,000,000]

HSBC Bank Canada	$ [116,000,000]

The Bank of Nova Scotia	$ [100,000,000]

National Bank of Canada	$ [100,000,000]

Bank of America, N.A., Canada Branch	$ [64,000,000]

Union Bank, Canada Branch	$ [40,000,000]

JPMorgan Chase Bank, N.A.	$ [40,000,000]

The Royal Bank of Scotland N.V., (Canada) Branch	$ [40,000,000]

Barclays Bank PLC	$ [40,000,000]

Aggregate Commitment Amount:	$ 1,000,000,000

SCHEDULE J
TO THE HARVEST OPERATIONS CORP.
AMENDED AND RESTATED CREDIT AGREEMENT

DATED APRIL 30, 2010

DISCLOSURE REGARDING TRUST AND ITS SUBSIDIARIES

Legal Name	Governing Jurisdiction	Nature of Entity	Shareholder/ Unitholder/ Beneficiaries	Trustee

Borrower:

Harvest Operations Corp.	Alberta	Corporation	100% owned by the KNOC Korea*	N/A

Restricted Subsidiaries:

Harvest Breeze Trust No. 1	Alberta	Trust	100% owned by the Borrower	1496965 Alberta Ltd.

Harvest Breeze Trust No. 2	Alberta	Trust	100% owned by the Borrower	1496965 Alberta Ltd.

Breeze Resources Partnership	Alberta	Partnership	100% owned by Harvest Breeze No. 1 and Harvest Breeze No. 2	N/A

Hay River Partnership	Alberta	Partnership	100% owned by Harvest Breeze No. 1 and Harvest Breeze No. 2	N/A

North Atlantic Refining Limited	Newfoundland	Corporation	100% owned by the Borrower	N/A

1496965 Alberta Ltd.	Alberta	Corporation	100% owned by the Borrower*	N/A

Legal Name	Governing Jurisdiction	Nature of Entity	Shareholder/ Unitholder/ Beneficiaries	Trustee

Non-Restricted Subsidiaries:

1057533 Alberta Ltd.	Alberta	Corporation	100% owned by the Borrower	N/A

Pathfinder Partnership	Alberta	Partnership	57.5% owned by the Borrower	N/A

Canadian Maritime Agency Ltd.	Newfoundland	Corporation	100% owned by the NARL	N/A

Harvest Operations (USA), Inc.	Delaware	Corporation	100% owned by the Borrower	N/A

Viking Management Ltd.	Alberta	Corporation	100% owned by the Borrower	N/A

KNOC Trading Corporation	Delaware	Corporation	100% owned by NARL	N/A

62372 Newfoundland & Labrador Inc.	Newfoundland	Corporation	100% owned by NARL	N/A

Orange Limited Partnership	Newfoundland	Partnership	100% owned by NARL and 62372 Newfoundland & Labrador Inc.	N/A

Water Street Orangestore Ltd.	Newfoundland	Corporation	100% owned by Orange Limited Partnership	N/A

Commonwealth Orange Ltd.	Newfoundland	Corporation	100% by Orange Limited Partnership	N/A

Legal Name	Governing Jurisdiction	Nature of Entity	Shareholder/ Unitholder/ Beneficiaries	Trustee

Penneywell Orangestore Ltd.	Newfoundland	Corporation	100% by Orange Limited Partnership	N/A

Thorburn Orangestore Ltd.	Newfoundland	Corporation	100% by Orange Limited Partnership	N/A

Manuels Orangestore Ltd.	Newfoundland	Corporation	100% by Orange Limited Partnership	N/A

Torbay Road Orangestore Ltd.	Newfoundland	Corporation	100% by Orange Limited Partnership	N/A

Topsail Road Orangestore Ltd.	Newfoundland	Corporation	100% by Orange Limited Partnership	N/A

Crossroads Orangestore Ltd.	Newfoundland	Corporation	100% by Orange Limited Partnership	N/A

Cornerbrook Orangestore Ltd.	Newfoundland	Corporation	100% by Orange Limited Partnership	N/A

Deer Lake Orangestore Ltd.	Newfoundland	Corporation	100% by Orange Limited Partnership	N/A

Port Aux Basques Orangestore Ltd.	Newfoundland	Corporation	100% by Orange Limited Partnership	N/A

Effective Date: October 18, 2013